Exhibit 99(g)

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On July 15, 2002, Stream S.p.A. (“Stream”) dismissed Arthur Andersen LLP as its independent auditors. On July 15, 2002, Stream appointed Ernst & Young LLP to replace Arthur Andersen LLP as the independent auditor of Stream. Prior to the date of filing by The News Corporation Limited (the “Company”) of this Form 20-F (which is incorporated by reference into various registration statements (the “Registration Statements”) related to the securities of the Company), the Arthur Andersen partner responsible for the audit of the most recent financial statements of Stream for the years ended December 31, 2000 and 2001 resigned from Arthur Andersen. As a result, after reasonable efforts, the Company has been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into the Registration Statements of its audit reports with respect to Stream’s financial statements for the years ended December 31, 2000 and 2001. Under these circumstances, Rule 437a under the Securities Act permits the Company to file this Form 20-F without a written consent form Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued reports into the Registration Statements.